BANK OF AMERICA CORPORATION

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

June 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention:        Era Anagnosti, Legal Branch Chief, Office of Financial Services

                        Jessica Livingston, Staff Attorney

Re:    Bank of America Corporation

     Registration Statement on Form S-3 (File No. 333-224523)

     Request for Acceleration of Effectiveness

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bank of America Corporation, BAC Capital Trust XIII, BAC Capital Trust XIV, BAC Capital Trust XV and Merrill Lynch Capital Trust I (the “Registrants”), hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-224523) (the “Registration Statement”) so that it will become effective at 9:00 a.m., New York City time, on June 29, 2019, or as soon thereafter as practicable. The members of the underwriting group for a “take down” from the Registration Statement have not been finally determined.

Please contact Richard W. Viola at (704) 343-2149 or Elizabeth G. Wren at (704) 343-2319, of McGuireWoods LLP, counsel to the Registrants, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

BANK OF AMERICA CORPORATION

By:	/s/ Vincent Lichtenberger
Name:	Vincent Lichtenberger
Title:	Associate General Counsel

Securities and Exchange Commission

June 27, 2018

BAC CAPITAL TRUST XIII
BAC CAPITAL TRUST XIV
BAC CAPITAL TRUST XV

By:	/s/ Shannon Lilly
Name:	Shannon Lilly
Title:	Regular Trustee

By:	/s/ Julia Yoffee
Name:	Julia Yoffee
Title:	Regular Trustee

MERRILL LYNCH CAPITAL TRUST I

By:	/s/ Shannon Lilly
Name:	Shannon Lilly
Title:	Administrative Trustee

By:	/s/ Julia Yoffee
Name:	Julia Yoffee
Title:	Administrative Trustee